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April 19, 2021 VIA EDGAR AND KITEWORKS SUBMISSION Division of Corporation Finance Office of Technology U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-6010
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Attention:      Kathleen Krebs, Special Counsel

Jan Woo, Legal Branch Chief

David Edgar, Senior Staff Accountant

Kathleen Collins, Accountant Branch Chief

Re:	Zeta Global Holdings Corp.
Stock-Based Compensation
Amendment No. 1 to Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Zeta Global Holdings Corp. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Amendment”) with the Commission on April 16, 2021.

The purpose of this Letter is to provide supplemental information to the Staff in response to comment #15 of the Staff’s letter dated April 8, 2021 to the Company relating to its Draft Registration Statement on Form S-1 submitted on March 12, 2021. The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 of the Commissions’ Rules on Information and Requests, 17 C.F.R. § 200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version has been separately filed with the Commission.

The Company did not issue any options in the years ending December 31, 2019 and December 31, 2020, or subsequent to such dates. The Company grants restricted stock to employees, advisors, and consultants through (i) one major annual grant for existing employees, (ii) new grants issued to new employees in the month the employee joins the Company, (iii) additional performance awards provided to selected employees (throughout the fiscal year), and (iv) to advisors/consultants on ad-hoc basis. As such, the Company is continuously granting restricted stock through the fiscal year.

April 19, 2021

For financial reporting purposes, and as further described below, the Company utilizes a quarterly independent 409A valuation report (“Valuation Reports”) from a specialist valuation practice of a professional third-party valuation firm commissioned by the Company’s Board of Directors. The Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants (“AICPA”) Practice Aid, Valuations of Privately-Held Company Equity Securities Issued as Compensation. The Company, in conjunction with an independent third-party valuation firm, determines the fair value per share of its common stock by considering valuations calculated using a variety of methods including market multiples, comparable market transactions and discounted cash flows. Such valuations are performed on a quarterly basis. The most recent Valuation Report was dated February 25, 2021 for Q4 2020 and resulted in a value of $[***] per share. The Company is currently in the process of completing the Q1 2021 409A valuation and will provide such valuation in subsequent responses to the Staff, as necessary. The table below provides the quarterly value per share since Q1 2019.

Mar-19	Jun-19	Sep-19	Dec-19	Mar-20	Jun-20	Sep-20	Dec-20
$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]

The outstanding shares of restricted stock granted by the Company under the current plan do not vest until a change in control, which under the terms of the current plan does not include an initial public offering. Upon a change in control, outstanding shares of restricted stock vest as to 25% of the shares with the balance of the shares vesting in equal quarterly installments following the change in control over the remainder of a five-year term from the original date of grant. The restricted stock will fully vest upon a change in control to the extent five years has passed from the original date of grant of the restricted stock. Since the vesting of these awards is contingent upon a change of control event, which is not considered probable until it occurs, the Company does not record any stock-based compensation expense for such awards. Once the restricted stock vests, the expense will follow the vesting schedule as described here.

In connection with the Company’s initial public offering (the “IPO”), the Company’s board of directors approved to modify the terms of its outstanding restricted stock and restricted stock unit awards. Pursuant to that approval, the Company sent letters to certain of its restricted stock and restricted stock unit holders, notifying them of the opportunity to accept the proposed amendments to their outstanding awards. The Company plans to make a broader announcement to its other restricted stock and restricted stock unit holders prior to the IPO. In order to reward recipients for services rendered and incentivize them to provide future service to the Company, the restricted share awards will be modified as disclosed on pages 103 and 104 of the Registration Statement. As defined in the Plan, the IPO will not qualify as a change in control under the terms of such awards and therefore the holders would not begin to vest in their awards in connection with the IPO. In order to reward the Company’s employees and other services providers for services rendered and incentivize them to provide future service to the Company, the board of directors approved the modification of outstanding restricted stock and restricted stock units so that such awards may begin to vest in connection with the IPO. For certain award holders, terms of the proposed modification provide the holder an option to receive a cash payout for 10%, 15% or 20% of their outstanding awards on the effective date of the IPO, with the remaining percentage of the awards subject to future vesting beginning on the one year anniversary of the IPO and extending for a period of four years thereafter. For other restricted stock and restricted stock unit holders, they will not have the option to receive a cash payout for their outstanding awards. Instead, such holders will have different vesting periods based on a five-year period from the original grant date of their awards (with a certain percentage to vest in connection with the IPO). Lastly an additional group of restricted stock and restricted stock unit holders will have their outstanding awards modified to vest over five years following the IPO. The modification occurred in March 2021 and will be accounted for using the guidance in ASC 718-20-35-3. Given the vesting of the modified awards contain a performance condition associated with an initial public offering, the Company has determined that the modification is considered improbable under ASC 718-20-55-118 through 119. Therefore, the Company will compute compensation expense based on the modification date fair value of the awards but will not recognize any expense until the IPO is effective and the performance condition is satisfied. In connection with the vesting on the pricing date of the IPO, the Company will recognize the expense associated with the awards vested on that date. For holders who receive cash on that date, such cash amount shall be paid net of withholding taxes. For holders who vest, but do not receive cash on that date, the company shall pay withholding taxes by repurchasing such number of vested shares at the IPO price as is necessary to cover the taxes. As a result of modification accounting, the

CONFIDENTIAL TREATMENT REQUESTED BY

ZETA GLOBAL HOLDINGS CORP.

April 19, 2021

Company expects a significant amount of stock compensation expense to be recognized upon IPO. The Company is still calculating such stock compensation expense and will provide the Staff with such estimate when determined. The portion of the awards subject to future service would remain classified as equity awards and expense would be recognized ratably over the remaining future service period. The Company intends to fully disclose the modification accounting in its first quarter Form 10-Q, or in subsequent amendments to its Registration Statement on Form S-1.

The table below provides the quarterly restricted stock units granted by the Company in the 12-months ended December 2020, and all restricted stock granted subsequent to such date. However, as mentioned above all these grants were modified in March 2021, therefore the expense related to these grants will be recognized based on the fair value at the modification date.

Quarter	Number of Shares Issued in Quarter
Q1-2020	[***]
Q2-2020	[***]
Q3-2020	[***]
Q4-2020	[***]
Q1-2021	[***]

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (202) 637-2165 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

cc:	David A. Steinberg, Zeta Global Holdings Corp.
Christopher Greiner, Zeta Global Holdings Corp.
Steven B. Vine, Zeta Global Holdings Corp.
Marc D. Jaffe, Latham & Watkins LLP
Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP

CONFIDENTIAL TREATMENT REQUESTED BY

ZETA GLOBAL HOLDINGS CORP